April 9, 2009

VIA EDGAR

The United States Securities and
   Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0506

Re:           Guaranteed Term Options
Nationwide Life Insurance Company
SEC File No. 333-133163

Ladies and Gentlemen:

On behalf of Nationwide Life Insurance Company, pursuant to Rule 461 of the Securities Act of 1933, I respectfully request acceleration of the effective date of Post-effective Amendment No. 10 to this Registration Statement on Form S-1.  I desire that this amendment will become effective on May 1, 2009.  As an officer of Nationwide Life Insurance Company, I am aware of my obligations under the federal securities laws.  I am duly authorized to make this request.

Please call Holly J. Hunt at (614) 677-2216 with your questions.

Very truly yours,

/s/Cathy M. Marasco

Cathy M. Marasco
Associate Vice President, Individual Investments Group

cc:           Rebecca Marquigny, Esq.
Office of Insurance Products